

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2018

James Scapa
Chief Executive Officer
Altair Engineering Inc.
1820 E. Big Beaver Road
Troy, MI 48083

> **Re: Altair Engineering Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 25, 2018**
> **CIK No. 0001701732**

Dear Mr. Scapa:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3730, with any questions.

Division of Corporation Finance
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